ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ORION ENGINEERED CARBONS S.A.

April 15, 2015

IMPORTANT NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL FOR THE ANNUAL GENERAL MEETING:
The Notice of Meeting and proxy card
are available at
http://www.orioncarbons.com

Please sign, date and mail
your proxy card in the
envelope provided
as soon as possible.

Please detach along perforated line and mail in the envelope provided.

00033300303030000000 6 041515

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 THROUGH 6.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

Please mark, sign and date your proxy card and return it in the postage-paid (when mailed in the United States) envelope we have provided or return it to Operations Center, American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, NY 11219-9821 in a separate envelope, postage prepaid. Proxy cards must be received by American Stock Transfer & Trust Company, by no later than 11:59 P.M. Central European Time on April 10, 2015.

	FOR	AGAINST	ABSTAIN
1. Approval of the annual accounts of the Company for the financial year ended on December 31, 2014.	☐	☐	☐
2. Approval of the consolidated financial statements of the Company for the financial year ended on December 31, 2014.	☐	☐	☐
3. Allocation of results, approval of the payment by the Company on December 22, 2014 of the interim dividend in the amount of EUR 40 million and approval of a distribution of a dividend in the aggregate amount of EUR 10 million in the second quarter of 2015.	☐	☐	☐
4. Discharge of the Board of Directors and of the independent auditor of the Company for the financial year ended on December 31, 2014.	☐	☐	☐
5. Appointment of Ernst & Young as independent auditor of the Company (*Réviseur d'Entreprises*) for the purposes of the annual accounts and the consolidated financial statements of the Company for the financial year ending on December 31, 2015.	☐	☐	☐
6. Determination of the compensation in the amount of EUR 670,000 that shall be paid to the Board of Directors for the period ending on the next annual general meeting.	☐	☐	☐

This proxy, when properly executed and timely received, will be voted in the manner directed herein. If no instructions are given on this proxy card, then the undersigned shall be deemed to have voted all the Common Shares represented by this proxy card **FOR** Items 1-6.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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ORION ENGINEERED CARBONS S.A.
Proxy for Annual General Meeting of Shareholders on April 15, 2015

Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Romeo Kreinberg, Claus von Hermann, Hans-Dietrich Winkhaus and Christian Eggert, and each of them, as proxies of the undersigned, each with full power of substitution and power to act alone, to represent and vote as designated on the reverse side, all of the common shares, no par value (the “Common Shares”) of Orion Engineered Carbons S.A. (the “Company”), held of record by the undersigned as of 11:59 P.M. Central European Time on March 9, 2015, at the Annual General Meeting of Shareholders of the Company to be held in Luxembourg, Grand Duchy of Luxembourg, at 10:00 A.M. Central European Time on April 15, 2015 and at any adjournments or postponements thereof. This proxy is governed by Luxembourg law.

(Continued and to be signed on the reverse side.)

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